FBL Financial Group, Inc.
Exhibit 12 – Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Earnings
Pre-tax from continuing operations	$94,537	$100,490	$74,652	$59,114	$58,916
Add: Minority interest	105	16	200	113	(120)
Less: Income from equity investees	(2,150)	(8,937)	(329)	(391)	(18,762)
Add: Distributed income from equity investees	2,035	1,037	558	2,341	3,509

	94,527	92,606	75,081	61,177	43,543

Fixed charges	286,154	232,115	200,906	154,173	115,111
Less: Capitalized bonus interest	(48,951)	(19,763)	(19,079)	(5,241)	–
Less: Tax gross up on preferred stock	(766)	(730)	–	–	–
Add: Amortization of capitalized interest	6,792	4,040	1,048	–	–

Total earnings	$337,756	$308,268	$257,956	$210,109	$158,654

Fixed charges
Interest credited to contract holders	$223,543	$202,599	$174,687	$140,648	$104,896
Capitalized bonus interest credited to contract holders	48,951	19,763	19,079	5,241	–
Interest expense on debt	11,397	5,052	685	1,778	3,655
Preferred stock dividends of subsidiaries not eliminated in consolidation	–	2,425	4,850	4,850	4,850
Tax gross up on preferred stock	766	730	–	–	–
Estimate of interest within rent expense	1,497	1,546	1,605	1,656	1,710

Total fixed charges	$286,154	$232,115	$200,906	$154,173	$115,111

Ratio of earnings to fixed charges	1.18	1.33	1.28	1.36	1.38